GREAT WALL ACQUISITION CORPORATION
66 Madison Avenue, 15th Floor
New York, New York 10021
          October 20, 2006
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate
Finance Washington, D.C. 20549

RE:	Great Wall Acquisition Corporation Registration Statement on Form S-4 Amendment 3 Filed September 11, 2006 File No. 333-134098

Form 10-KSB for the period ending December 31, 2005 File No: 000-50550
Dear Mr. Reynolds:
     The following are the responses of Great Wall Acquisition Corporation / ChinaCast Communication Holdings Limited to comments received from the Staff of the Securities and Exchange Commission in the letter dated October 5th, with respect to Great Wall’s Registration Statement on Form S-4 (Amendment No. 3) filed on September 11, 2006. The discussion below is presented in the order of the numbered comments in the Staff’s letter.
General
1.	The staff notes that a majority of the holders of the ordinary shares of ChinaCast have entered into letters of understanding with the company in both September of 2005 and June of 2006 which obligate such shareholders to exchange their ordinary shares in ChinaCast for shares of common stock of the company. Discuss the legal consequences of the possibility that by entering into these letters of understanding such shareholders may have made investment decisions. We may have further comment.

Response to Comment 1

In accordance with our counsel’s telephone conversations with the Staff, this amendment does not reflect any changes based on this comment, but we will promptly file an additional amendment reflecting such changes, including a reduction of the number of shares to be registered under the registration statement.

2.	We note that the “Warrant Clarification Agreement” included as exhibit 10.6 may appear to have changed a material term of the security sold as part of the company’s IPO by amending the Warrant Agreement by adding “In no event will the registered holder of a Warrant be entitled to receive a net-cash settlement or other consideration in lieu of physical settlement...” Discuss the legal consequences of the possibility that a shareholder may consider the “Warrant Clarification Agreement” to have changed a material term of the security. We may have further comment.

Response to Comment 2
We respectfully submit that the amendment provision of the Warrant Agreement, which allows the Company and the warrant agent to amend the Warrant Agreement “for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders” was properly relied upon in connection with the Warrant Clarification Agreement.
We understand that based on substantially identical facts involving warrants of another issuer, this comment has been resolved without restatement of that issuer’s financial statements. Since, as explained below, we believe the same analysis applies to the Great Wall warrants, we do not believe any change is necessary.

We refer the Staff to page 40 of the Prospectus under the caption “Description of Securities-Warrants,” where it clearly states that “No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. We have agreed to meet these conditions and to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants, under the terms of the warrant agreement. However, we cannot assure you that we will be able to do so. The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.”
Investors in the IPO, all of whom received their warrants as part of the units as a “deal sweetener,” were told of the possibility that the warrants would not be exercisable if the Company failed to keep a prospectus covering the underlying shares current. This risk, together with the risk that the warrants would expire worthless if there is no business combination, is expressly disclosed in the Prospectus. The following factors, in addition to the language on page 40 of the Prospectus, support the Company’s position that the investors never had any right to a net cash settlement or could have reasonably misinterpreted the information available to them to believe such was the case and, therefore, were not adversely affected by the Clarification Agreement:
•	Section 7.4 of the Warrant Agreement obligates the Company to use its “best efforts” to maintain a current prospectus until the expiration of the warrants. The Company is not strictly required to have a current prospectus and both the wording of Section 3.3.2 of the Warrant Agreement and the disclosure in the Prospectus contemplates that it may not be able to do so. If a warrant holder was impliedly entitled to a net cash settlement upon exercise, the fact that the Company was required only to use its best efforts to keep the prospectus current and a statement of the adverse consequences of its failure to do so would have been irrelevant to the IPO investor.
•	As a legal matter, warrant holders would have a claim and could seek damages only if the Company breached its contractual obligation to use its best efforts to maintain a current prospectus. Whether or not best efforts were actually used would be a question of fact that would have to be determined in court in the event one or more warrant holders were to bring an action against the Company.
•	Neither the Prospectus, nor the Warrant Agreement, give the holders any expectation of a net cash settlement if there is not a current prospectus and the Company is unable to deliver registered shares.

•	Providing a net cash settlement to warrant holders would subject the Company’s board of directors to claims that it had breached a fiduciary duty to the Company’s stockholders and for wasting corporate assets.
•	If net cash settlement on the exercise of warrants was an express right of the warrant holders, or even an implied one, then, depending on the market price of the common stock at the time of exercise, the amount for which the Company could be liable could be huge. This potential outcome of a failure of the Company to maintain a current prospectus for warrant exercises would clearly be material and a separate risk factor, as well as disclosure throughout the Prospectus, would have been included to advise investors of the potential for financial devastation or bankruptcy of the Company in the event the Company was unable to deliver registered shares.
In conclusion, we believe that the Warrant Agreement was properly amended by the Clarification Agreement in order to clarify for accounting purposes that in no event will the registered holder be entitled to a net cash settlement, as well as to include the language already set forth on page 40 of the Prospectus, because this language is consistent with both the facts and the Company’s public disclosures. Accordingly, we believe that a shareholder could not claim that the “Warrant Clarification Agreement” changed a material term of the security.”
3.	We note your responses to comments seven and eight from the Staffs letter of June 30, 2006 wherein you state that you have removed all references to ChinaCast being a leading provider of e-learning content from your registration statement and, in connection with the removal of such references, the addition of disclosure that “Great Wall may be subject to securities laws claims regarding past disclosures.”
However, we also note that you did not apparently fully respond to comment seven because you did not address any of the other filings in which assertions to the effect that ChinaCast “is one of the leading providers of e-learning services and content...” We further note that Great Wall has asserted in periodic filings that ChinaCast provides content even after the date of your response letter.
Please provide the Staff with a legal analysis as to the necessity of amending each filing made by Great Wall Acquisition Corporation that contains statements to the effect that ChinaCast “is one of the leading providers of e-learning services and content” in China, from the date such assertion was first made by Great Wall until the present date.
Response to Comment 3

As discussed with the Staff, we will make a filing pursuant to Rule 425 of the Securities Act of 1933, as amended, whereby we will include a statement, similar to the statement included in this registration statement, that it may be argued that our Exchange Act reports have been inaccurate in describing ChinaCast as a leading provider of content, as opposed to being only a content carrier. We will also include a statement that we cannot predict the likelihood that claims might be made against us with regard to the foregoing or estimate any amount for which we might be liable if any such claim was made.
4.	We reissue comment one from our letter of June 30, 2006. We note your response that “disclosure throughout the document has been revised to clarify the vote required by removing the reference to ‘voting in person or by proxy at the meeting’ but the disclosure appears to be unchanged with respect to this point, at least in the Q&A entitled “What vote is required to approve the Acquisition?”

We may have further comment.

Response to Comment 4
As required by our Articles of Incorporation, the vote required to approve the Acquisition is that of the holders of a majority of our outstanding shares. Our stockholders who purchased their shares prior to the IPO have agreed to vote all their shares in accordance with “the majority of the votes cast by the holders of” Public Shares. As a practical matter, therefore, the affirmative vote of the holders of a majority of the Public Shares present in person or by proxy at the meeting will be required to approve the Acquisition. We previously added disclosure to clarify this point and have modified the language throughout the registration again to further clarify it.
5.	We note your response to comment nine from our letter of June 30, 2006, especially the disclosure contained on page 55 of your amended registration statement that Great Wall will seek to comply with Section 281(b) of the DGCL, which, in part, you state would require Great Wall to adopt a plan of dissolution that will provide for payment of “(iii) all claims that may be potentially brought against Great Wall within the subsequent 10 years.” In light of your disclosure that various securities law claims may be made against Great Wall, please discuss the analysis that the company will go through in determining how much must be set aside in order to ensure compliance with the provisions of Section 281(b) of the DGCL, and discuss the impact that analysis will have on the company in its operation both before any dissolution and liquidation as well as in conjunction with conduction such a dissolution and liquidation, as applicable.

Response to Comment 5

We have revised the disclosure on page 57 in response to this comment.

6.	We also note the statement within your response to comment nine that, “In the event that the Board determines to wind up the Company’s affairs pursuant to Section 281(b), to the extent an insufficient amount of funds were to be retained and reserved for creditors who ultimately were to prevail on the merits of such claims, Great Wall stockholders, under certain limited circumstances, could be required to return up to all of the amounts they received as liquidating distributions from the Company.” Please revise the prospectus to include this disclosure.

Response to Comment 6
The requested disclosure already is included in “Information About Great Wall — Liquidation If No Business Combination” and in other sections of the proxy statement/prospectus identified in our response to previous comment nine, and we have added such disclosure in “Risk Factors — Great Wall may be subject to securities laws claims regarding past disclosures” on page 17 and “The ChinaCast Acquisition — Possible Claims Against and Impairment of the IPO Trust Account” on page 36.
7.	We further note the disclosure with respect to bankruptcy contained on page 18: “Additionally, if Great Wall is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the funds held in the IPO trust account will be subject to applicable bankruptcy law, and may be included in Great Wall’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Great Wall’s stockholders. To the extent any bankruptcy claims deplete the trust account Great Wall cannot assure its public stockholders that it will be able to return the liquidation amounts due them.”
Please disclose how any proposed distributions from the IPO trust account would be impacted by “applicable bankruptcy law.” Could they be viewed as preferential payments? If so, what would be the effect?
Response to Comment 7
We have revised the disclosure on page 18 in response to this comment.
8.	We note your response to comment nine from our letter of June 30, 2006. We also note the disclosure at the bottom of page 30 with respect to amounts payable to Great Wall’s “financial, legal and other advisors.” Please also include specific discussion with respect to the fees both paid and payable to each of your financial, legal and other advisors, and clarify which of such advisors have executed waivers.
Response to Comment 8
We have added the requested disclosure on page 31.
Letter to Shareholders
9.	The last full paragraph on the first page of the letter seems to indicate that the shareholder vote must meet two thresholds in order to be considered a vote to approve the acquisition transaction (majority of common stock and a majority of the shares of common stock sold in the IPO). This disclosure would appear to be inconsistent with disclosure elsewhere in the prospectus. Please revise or advise. In addition, address whether such voting requirements are consistent with the requirements under the DGCL.
Response to Comment 9
Please see our response to comment Number 4 above. We have revised the language in the Letter to Shareholders to further clarify this point. A shareholder vote is not required under the DGCL for this transaction absent a charter provision such as Great Wall’s. Under the DGCL, absent a charter provision such as Great Wall’s, the vote required in all matters, other than the election of directors, is an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter, a quorum having been present at such meeting.
10.	As appropriate, update the status of the discussions with DBS Bank as to the standby letter of credit.

Response to Comment 10
There has been no change in the status of discussions with DBS Bank from that previously disclosed and, as our existing disclosure states, we do not expect any change in such discussions until immediately before commencement of the Offer.
Q & A
11.	We note the disclosure within this section that “Great Wall’s IPO prospectus arguably misstated the vote required to approve a business combination...” Please disclose the basis for such statement. It appears that disclosure contained in Great

Wall’s IPO prospectus on this matter matches the terms contained in Great Wall’s Articles of Incorporation.

Response to Comment 11
Our IPO prospectus, beginning on page 3, states that we will proceed with the business combination “only if the public stockholders who own at least a majority of the shares of common stock sold in this offering vote in favor of the business combination . . .. [emphasis supplied]” This standard differs from our Articles of Incorporation, which state: “In the event that the holders of a majority of the outstanding Voting Stock vote for the approval of the Business Combination, the Corporation shall be authorized to consummate the Business Combination . . .. [emphasis supplied]” For purposes of the Articles of Incorporation, “Voting Stock” is defined as the “outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors.”
Because of these differing standards, we decided it would be helpful to the reader to include the statement referred to in this comment in the relevant Q&A section, as well as in the risk factor we previously included on page 17 of the registration statement.
12.	We note the disclosure within this section that “Since as much as $36 million may be paid to ChinaCast shareholders who elect the Cash Offer, Great Wall is in discussions with DBS Bank Ltd. (DBS) with respect to a standby credit facility to provide sufficient funds to pay all of ChinaCast shareholders electing the Cash Offer.” However, we also note disclosure on page three that ChinaCast’s cash position as of December 31, 2005 was approximately $48.8 million. Please disclose why Great Wall is seeking to obtain a standby credit facility when it appears to have sufficient funds to pay all of ChinaCast shareholders electing the Cash Offer.

Response to Comment 12
We are seeking to obtain the standby credit facility because we cannot utilize ChinaCast’s funds to pay ChinaCast shareholders electing the Cash Offer before we acquire control of ChinaCast, and we do not currently have sufficient funds available to make such payments should they be necessary. We have added additional disclosure to page 4 to clarify this point and to identify the risk of Great Wall not securing such facility at the time of the Offer. As we disclose there, Great Wall currently believes that such a facility will be available to it at the time it commences the Offer.
Summary, page 1
13.	We note the disclosure on page four that “Great Wall believes .. . expense[s] or claims [with respect to claimed securities law violations] would be immaterial to the combined company.” Please disclose the basis for characterizing such amounts as “immaterial.” In addition, discuss the potential for such claims reaching an amount approximately equal to the entire gross offering proceeds raised by the company in its IPO.

Response to Comment 13
We believe that any potential securities law claims would be immaterial because stockholders had the opportunity to convert their shares into cash on the terms originally established in our IPO, and were informed of their possible right to rescind their purchase of Great Wall shares, at the time the Company amended its charter to extend the Acquisition deadline after a substantial majority vote in favor. Approximately 69% of our outstanding shares voted on the extension proxy, and 99% percent of those voting voted in favor of the extension. Although we have no basis for predicting a specific gross amount or range, of these potential claims, we believe that because (i) substantially more than half our shareholders voted in favor of the extension, (ii) their original investments plus interest would be returned to stockholders in the event the Company is liquidated and dissolved or upon their election to convert their shares, and (iii) their damages in respect of a securities law claim should not exceed such liquidation or conversion payment, the gross amount of any potential claims against the combined company would be immaterial to it and do not believe it could potentially amount to the gross offering proceeds raised in the Company’s IPO. For the same reason, and because we believe that as a matter of law, shareholders who voted in favor of the extension would be unsuccessful in prosecuting securities law claims against us with respect to the amendment of our charter, we have taken no reserve for any potential claims. In response to the Staff’s comment we have added additional disclosure reflecting the foregoing to page 4.
Risk Factors, page 8
14.	We note your response to comment 22 from our letter of June 30, 2006. We also note the disclosure at the bottom of page 13 in your revised registration statement: “Chinese legal advisers have opined that ChinaCast’s performance under the technical services agreement with CCLX complies with applicable Chinese laws and regulations, and ChinaCast complies with PRC laws and regulations.”
However, it appears that the following statement appears on page 11 of the opinion you have supplied to support your disclosure: “ The provision of our services under the Technical Services Agreement and the CCL Technical Services Agreement comply with applicable PRC laws and regulations as they are technical services. However, we do not rule out the possibility that the PRC regulatory authorities view the of the Company as not being in compliance with applicable PRC laws and regulations, including but not limited to restrictions on foreign investments in the value-added telecommunication business.”
Please reconcile.

Response to Comment 14
We have added disclosure to page 13 providing that the opin ion of ChinaCast’s legal advisers that ChinaCast’s services comply with PRC law is dependent upon ChinaCast’s services being deemed technical services as opposed to value-added telecommunications services for which there are restrictions on foreign investment.
Great Wall Historical Financial Information, page 22
15.	Please revise your table to include data from the period from inception to the date of the most recent balance sheet (e.g. June 30, 2006).

Response to Comment 15

We have updated the table as requested.
16.	We note you have restated the financial statements for the fiscal year ended December 31, 2005. Please revise your column headers to clearly disclose those periods that have been restated.

Response to Comment 16

We have revised the disclosure in question in response to this comment.
Board Consideration and Approval, page 30
17.	We note the addition of disclosure on page 34 that states Mr. Li’s conclusion “that the Acquisition is in the best interests of Great Wall’s stockholders” is actually “forward-looking in nature.” Please provide a detailed legal analysis to support such a position.

Response to Comment 17
We have revised the disclosure by removing the reference to “forward-looking” statements from this section on page 34.
Corporate Structure, page 41
18.	We partially reissue comment 37 from our letter of June 30, 2006. Please explain the purpose(s) for the holding company structure described.

Response to Comment 18
In response to the Staff’s comment we have added disclosure to page 43 entitled “ChinaCast’s Holding Company Structure.” As disclosed there, the holding company structure was designed to enable ChinaCast to obtain financing in the holding company from outside China, since the PRC operating company could not issue shares directly to foreign investors under PRC law.
Comparative Per Share Information, page 23
19.	We reviewed your response to our prior comment 26. It is unclear why you used a more precise number of shares for your calculation here versus amounts presented elsewhere in your registration statement. Please revise to consistently use the same number of common stock shares subject to redemption.

Response to Comment 19
The more precise number (903,195, or one less than 20% of 4,515,975, which is the total number of Public Shares) is the exact number that the Company’s governing documents require. Other calculations utilize the number historically used in Great Wall’s financial statements (902,744, or 19.99% of the total number of Public Shares, which is materially correct for financial statement purposes. The difference between the two numbers is insignificant except for purposes of determining whether the 20% threshold has been met under the Company’s charter, and the precise number has been used in those circumstances in the proxy statement/prospectus.
20.	We reviewed your response to our prior comment 27. It appears the changes indicated were not made to the table, thus the comment will be reissued. ChinaCast’s diluted earnings per share for the years ended December 31, 2004 and 2005 does not reconcile to the statements of operations presented on F-6. Please advise or revise.

Response to Comment 20

We have revised the table on page 23 as requested.
Products and Services, page 39
21.	We reviewed your response to our prior comment 43, noting that CCLX offers all the products of ChinaCast. Please revise your disclosure here and throughout your filing to clarify if ChinaCast offers its products and services solely through CCLX or if these products and services are offered independently (e.g. without CCLX).

Response to Comment 21
We have revised the disclosure on page 44 to provide that certain products and services of ChinaCast not utilizing the satellite platform such as those offered through Tongfang Education, are offered independently without the assistance of CCLX.
Technical Services Agreement between CCLX and CCT Shanghai, page 43
22.	We reviewed your revised disclosure under costs and expenses which states “CCT Shanghai has absolute discretion” to bear the excess of CCLX’s operating expenses over budgeted amounts. This statement does not appear to be consistent to your response to our prior comment 54 which states that “ChinaCast is obligated to fund operating losses of CCLX. Please advise or revise.

Response to Comment 22
ChinaCast has advised that it feels that there is no conflict in the two statements because if CCLX is in an operating loss situation, CCT Shanghai is obligated to fund the losses as long as they are reflected in the budget.
On the other hand, under the terms of the contract, CCT Shanghai has the discretion to decide whether to bear the excess of CCLX’s operating expenses over the budgeted amounts. However, as ChinaCast relies on CCLX to conduct its satellite related businesses, so long as CCLX operates under the close supervision of CCT Shanghai and prepares its operating budget under CCT Shanghai’s direction, in the event where there is an excess of operating expenses over the approved budget, CCT Shanghai is obligated to extend its support for CCLX, notwithstanding the contractual obligation’s limitation.
Novation Deed, page 44
23.	We reviewed your response to our prior comment 41. Please revise your disclosure to provide more detail of the “technical support and software related services” provided by CCLBJ to ChinaCast’s customers.

Response to Comment 23

We have revised the disclosure in question in response to this comment on page 45.

Management’s Discussion and Analysis, page 47
24.	We reviewed your revised disclosure in response to our prior comment 43. Your response did not address our entire comment as your variance explanations do not appear to support the changes in your product mix. For example, as a variance explanation, you state “CCLX’s results were consolidated with ChinaCast’s, changing the product line revenue mix in 2005.” According to Note 1 of your financial statements (see F-10) CCLX has been consolidated since May 2003. Please advise or revise to discuss the activities that generated revenue variances between periods.

Response to Comment 24
We have revised the disclosure in question in response to this comment on page 48.
Results of Operations, page 49
25.	We reviewed your response to our prior comment 48. Your response did not address our comment; therefore the comment will be reissued. Please revise your disclosure for each period to describe and quantify underlying material activities that generate revenue and cost of revenue variances between periods. Your revised disclosures should provide information that would assist an investor in making a well informed investment decision. This can be achieved by providing information (in a comparative format), such as key performance indicators or key metrics that you utilize in evaluating your business (e.g. changes in enrollment, pricing variances, etc.), and including a detailed discussion of the year over year variances. An example might be the increase in revenue for each principal product line attributed to the transfer of business from CCLBJ to CCLX.

Response to Comment 25
We have included additional disclosure for this section of year over year comparison of ChinaCast’s key performance indicators, mainly student enrollment in ChinaCast’s post-secondary courses and its K-12 distance learning services. Furthermore, ChinaCast has provided a comparative table on page 47 entitled “Operation Highlights” which provides a breakdown of ChinaCast’s revenues for the previous three years as well as student enrollment information.

Unaudited Pro Forma Financial Statements, page 60
26.	Please revise to present pro forma financial statements for all periods required under Article 11 of Regulation S-X.

Response to Comment 26

We have revised the pro forma financial statements as requested.
China Cast Financial Statements
Notes to Financial Statements
Note 1 — Organization and Principal Activities, F-9
27.	We reviewed your response to our prior comment 55, noting a reference to the CCL Technical Service agreement. Please provide us with a copy of this properly signed agreement (including any amendments) and CCL’s Articles of Association, highlighting the relevant sections supporting your conclusion under FIN 46(R). Also, tell us how you considered the pledge of all voting rights in CCL to CCLX (Section 2.1 of Exhibit 10.1) in your consolidation analyses. We may have further comments.
Response to Comment 27
In response to Staff’s comment, we have included the CCL Technical Service Agreement as Exhibit 10.8 to this registration statement and CCL’s Articles of Association as Exhibit 20.2 to this registration statement.
ChinaCast believes that Sections 1.1 and 2.1 in CCL TSA supports their conclusion that CCL is a variable interest entity because it meets the requirement in paragraph 5(b)(3) of FIN 46(R). ChinaCast further believes that Article 4 in CCL’s Article of Association supports the conclusion that CCL BJ should not be treated as a separate variable interest entity for accounting purposes (“a silo”) because all the assets of CCL BJ are the source of payment for CCL’s liabilities.
ChinaCast believes that the pledge of all voting rights in CCL to CCT SH (the Company believes the Staff meant to say “CCL to CCT SH” instead of “CCL to CCLX” according to the pledge agreement) is not a variable interest in the FIN 46R analyses as the pledge is only triggered upon the default of the equipment return default provision. Section 7.1 of Exhibit 10.1 states in part:

“(a) So long as no Equipment Return Default has occurred and is continuing, the Pledgors will be entitled to exercise any and all voting and other consensual rights with respect to its Ownership Rights for any purpose not inconsistent with the terms of the Pledge Documents and to receive and retain any and all dividends and other payments in respect of its Ownership Rights.”
28.	We reviewed your response to our prior comment 57. Please revise your disclosure to include the language in your response. This will enable an investor to understand why the minority interest in CCLX is recorded at the original investment of the minority investors and not the current portion of their equity investment.

Response to Comment 28

In response to the Staff’s comment, ChinaCast has revised the disclosure in F-10.
Note 2 — Summary of Significant Accounting Policies
(1) Revenue Recognition, F-13
29.	We reviewed your response to our prior comment 58; however your response did not address our entire comment. The comment will be partially reissued. Please revise your revenue recognition policy to disclose the significant contract terms and conditions, including any customer acceptance provisions, warranties and other post-delivery obligations and the related accounting policies (consider the guidance of SFAS 48).

Response to Comment 29

In response to the Staff’s comment, ChinaCast has revised the disclosure in F-13.
Note 3 — Acquisition, F-16
30.	We reviewed your response to our prior comment 59. Please provide us with a copy of Tongfang Education’s Articles of Association, highlighting the relevant sections supporting your conclusion.

Response to Comment 30
In response to the Staff’s comment, ChinaCast has included with this letter a copy of Tongfang Education’s Articles of Association and its amendment as Exhibit 20.3. Article 30 and 34 in the amendment are highlighted to support the ChinaCast’s conclusion that they effectively control Tongfang Education.

31.	We reviewed your response to our prior comment 60. Please revise your financial statements to include disclosure consistent with your revisions on page 43. Also, disclose how you plan to account for Tongfang Education’s relationship with ETS and file the operating right assignment agreement with your next amendment.

Response to Comment 31
In response to the Staff’s comment, ChinaCast has revised the disclosure in Note 3 in page F-17. Considering that Tongfang Education has the significant influence over ETS due to the operating right it has, ETS is to be accounted for as a related party.
The operating right assignment agreement has been filed as an Exhibit 10.7 in this amendment.
Great Wall Financial Statements
General
32.	Given that the offer and sale of the securities underlying the underwriter purchase option (UPO) included in your initial public offering were included in the “units” being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time the UPO and the underlying warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the UPO as a liability marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for the UPO. Tell us whether you intend to restate your financial statements to classify the UPO as a liability and to subsequently adjust the UPO to fair value for all periods from the initial public offering date through June 30, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.
Response to Comment 32
Please see our response to comment 2.
33.	In conjunction with the comment above and upon review of your response to our prior comment 62, we note you have amended your warrant agreement on August 8, 2006, to include a sentence indicating, in no event will the warrants be net cash settled. Considering the warrant agreement included in your initial public offering did not specify any circumstances under which net-cash settlement is permitted or required, and the warrant agreement did not specify how it would be settled in the event that the company is unable to deliver registered shares, net cash settlement is assumed if the company is unable to deliver registered shares. These conditions would lead to liability classification of the warrants under the provisions of EITF 00-I9. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through June 30, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.
Response to Comment 33
Please see our response to comment 2.
Notes to Financial Statements
Note 4 — Commitment and Contingencies, F-48
34.	We noted your revised disclosure and your response to our prior comment 63. Please revise to disclose your probability assessment of rescission claims (e.g. probable, remote, etc.) and the steps taken to reach your conclusion of probability (e.g. legal representation).
Response to Comment 34
We have amended our previous disclosure on page F-51 to read “The Company believes the shareholder claims for rescission or damages are remote. As such, the Company has not recorded a liability for such possible rescission. However, the Company cannot definitively predict whether stockholders will bring such claims, how many might bring them or the extent to which they might be successful.”
We believe that any such claims would be immaterial to the combined company because stockholders had the opportunity to convert their shares into cash on the terms originally established in our IPO, and were informed of their possible right to rescind their purchase of Great Wall shares, at the time we amended our charter to extend the Acquisition deadline after a substantial majority vote in favor. Although we have no basis for predicting a specific gross amount, or range, of these potential claims, we believe that because (i) substantially more than half our shareholders voted in favor of the extension, (ii) their original investments plus interest would be returned to stockholders in the event the Company is liquidated and dissolved or upon their election to convert their shares, and (iii) their damages in respect of a securities law claim should not exceed such liquidation or conversion payment, the gross amount of any potential claims against the combined company would be immaterial to it and do not believe it could potentially amount to the gross offering proceeds raised in the our IPO.

Other Regulatory
35.	Please provide current consents, and update your financial statements in accordance with Rule 3-05 of Regulation S-X.
Response to Comment 35
We have done so.
36.	Your current Form 10-KSB, Forms 10-QSB, and other Exchange Act Filings should also be revised to comply with these comments as applicable.
Response to Comment 36
We will revise our current Form 10-KSB, Forms 10-QSB and other Exchange Act Filings as necessary to comply with these comments.
Signature Page
37.	Revise your signature pages to include and identify the signatures of the company’s principal executive officer, principal financial officer and principal accounting officer.
Response to Comment 37
We have revised the signature page as requested.
Sincerely,
/s/ Kin Shing Li
Kin Shing Li
Chairman of the Board and
Chief Executive Officer

cc:	Michael E. Karney John Zitko

Securities and Exchange Commission Mitchell S. Nussbaum